February 27, 2025

Renee Wilm
Chief Legal Officer and Chief Administrative Officer
Liberty TripAdvisor Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Liberty TripAdvisor Holdings, Inc.
           Amendment No. 1 to Schedule 13E-3 filed February 21, 2025 File No. 005-88301
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed February 20, 2025
           File No. 001-36603
Dear Renee Wilm:

        We have reviewed your February 20, 2025 response to our comment letter and have the following comment.

        Please respond to this letter by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
12, 2025 letter.

Schedule 13E-3 Amendment No. 1 and Revised Preliminary Proxy Statement on
Schedule
14A
General

1.     We note your response to prior comment 3 and reissue it in part. Refer to your
       discussion in your response    3b.    arguing that Certares is not an
affiliate of Liberty
       TripAdvisor. We note that:
           in December 2023, Liberty TripAdvisor management began informal discussions
           with Liberty TripAdvisor   s financial advisor, Citi, regarding
potential solutions to
           address Liberty TripAdvisor   s leverage concerns given the upcoming
required
           redemption for cash on March 27, 2025 of the Liberty TripAdvisor preferred stock;
 February 27, 2025
Page 2

             in connection with the transactions contemplated by the merger agreement and the
           Tripadvisor loan facility, Certares entered into a letter agreement waiving the mandatory redemption date under the certificate of designations and certain other rights and requirements under the certificate of designations requiring Liberty
           TripAdvisor to redeem, repurchase or otherwise acquire any of the shares of
           Liberty TripAdvisor preferred stock (all of which is owned by Certares); and
             pursuant to the Certares voting agreement, Certares has agreed to vote its shares of Liberty TripAdvisor preferred stock in favor of the charter amendment and other proposals deemed necessary for approval of the Rule 13e-3 transaction.

      Given that Certares    execution of the side letter agreement and voting
agreement was
      an essential prerequisite to completion of the Rule 13e-3 transaction and that Certares appears to have participated in various presentations from July 11 through October 11,
      2024 delivered by Centerview where it communicated with respect to the proposed
       transaction framework,    please advise how Certares    apparent ability
to veto the
      transaction and/or influence the material terms of the transaction should not be considered to constitute the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Liberty
TripAdvisor.
       Please direct any questions to Perry Hindin at 202-551-3444.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Brophy Christensen